SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HPSC, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

404264103

(CUSIP Number)

Robert E. Healing

Corporate Counsel,

GENERAL ELECTRIC COMPANY

3135 Easton Turnpike, Fairfield, CT 06828

(203) 373-2243

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404264103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,516,607

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,516,607

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,516,607

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 35.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $0.01 per share (the “Shares”) of HPSC, Inc., a Delaware corporation (“HPSC” or the “Issuer”). The principal executive offices of the Issuer are located at 60 State Street, 35th Floor, Boston, Massachusetts, 02109.

Item 2.	Identity and Background

This statement is filed by General Electric Company, a New York corporation (“GE”). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.  GE’s products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; engineered materials, such as plastics, silicones and superabrasive industrial diamonds; and chemicals for treatment of water and process systems. GE’s services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and through the third quarter of 2002, computer-related information services. Through its affiliate, National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides broadcast, cable, Internet and multimedia programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services, including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, and specialty insurance and reinsurance. GE’s address is 1 River Road, Schenectady, NY 12345-6999; the Company also maintains executive offices at 3135 Easton Turnpike, Fairfield, CT 06828-00001 (telephone (203) 373-2211).

The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of GE is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference in its entirety.  All such persons are citizens of the United States unless otherwise noted in Schedule A.

Neither GE nor, to the best of GE’s knowledge, any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Voting Agreement described in Item 4 of this Statement was entered into by GE and the Stockholders (as defined below) listed in Item 4 as an inducement to GE to enter into the Merger Agreement described in Item 4. GE did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholders granted GE an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement.

Item 4.	Purpose of Transaction

On November 12, 2003, GE, Patriot HFS, Inc., a Delaware corporation and a wholly owned subsidiary of GE (“Patriot”), and HPSC entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the merger of Patriot with and into HPSC (the “Merger”) for the consideration specified therein, with HPSC surviving the Merger and becoming a wholly owned subsidiary of GE (the “Surviving Corporation”). Pursuant to the Merger Agreement, in the Merger each outstanding Share (other than Shares that are held in treasury by HPSC) will be converted into the right to receive the consideration specified in the Merger Agreement.

Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of

HPSC shall be amended as set forth in Exhibit 1.5 to the Merger Agreement and shall become the Certificate of Incorporation of the Surviving Corporation and the Bylaws of HPSC shall be amended as set forth in Exhibit 1.6 to the Merger Agreement and shall become the Bylaws of the Surviving Corporation; the directors of Patriot shall become the directors of the Surviving Corporation and the officers of HPSC shall remain the officers of the Surviving Corporation. All Shares that are held in treasury by HPSC will be automatically canceled and retired and will cease to exist. GE intends to cause the delisting of the Shares from the American Stock Exchange following consummation of the Merger. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and each of John W. Everets, holder of 900,320 Shares, Raymond R. Doherty, holder of 417,854 Shares, and Rene Lefebvre, holder of 198,433 shares, (each a “Stockholder” and collectively, the “Stockholders”), entered into a Voting Agreement dated November 12, 2003 (the “Voting Agreement”).

Pursuant to the Voting Agreement, each Stockholder has agreed that (i) such Stockholder will vote the Shares held by such Stockholder in favor of the Merger and the Merger Agreement; (ii) such Stockholder will vote the Shares held by such Stockholder against any other Takeover Proposal or Superior Proposal (each as defined in the Merger Agreement) and any proposal (other than the Merger Agreement) that could reasonably be expected to (A) result in any change in the directors of HPSC, any change in the present capitalization of HPSC or any amendment to HPSC’s Certificate of Incorporation or Bylaws; (B) result in a breach of any covenant, representation or warranty or any other obligation or agreement of HPSC under the Merger Agreement; (C) impair in any material respect the ability of HPSC to perform its obligations under the Merger Agreement; or (D) otherwise prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement; (iii) during the period from the date of the Voting Agreement through the Expiration Time (as defined in the Voting Agreement), such Stockholder (except as contemplated by the Voting Agreement) shall not deposit (or permit the deposit of) any Shares held by such Stockholder in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of such Stockholder under the Voting Agreement with respect to any of the Shares held by such Stockholder; (iv) such Stockholder shall not as a stockholder (either individually or through any representatives or agents) (A) solicit, initiate, or encourage (including by way of furnishing information), directly or indirectly, any inquiries regarding, or the submission of, any Takeover Proposal or Superior Proposal; (B) participate in any discussions or negotiations regarding, or furnish to any Person (as defined in the Merger Agreement) any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or Superior Proposal; or (C) enter into any agreement with respect to any proposal for a Takeover Proposal or Superior Proposal or approve or resolve to approve any proposal for a Takeover Proposal or Superior Proposal; and (v) such Stockholder will execute and deliver any additional documents necessary or desirable, in the reasonable opinion of GE, to carry out the intent of the Voting Agreement.

The Voting Agreement terminates upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms; and (ii) the Effective Time of the Merger (as defined in the Merger Agreement).

A copy of the Voting Agreement is included as Exhibit 2 hereto and the description of the Voting Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (c) By reason of the Voting Agreement, GE is the beneficial owner (with sole power to vote and sole power to direct on disposition) of 1,516,607 Shares, which represents approximately 35.2% of the outstanding Shares.

To the best knowledge of GE, within the past 60 days, GE has not engaged in any transaction relating to Shares.
(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, GE anticipates that it will acquire the entire equity interest in HPSC pursuant to the Merger Agreement. Other than the Merger Agreement and the Voting Agreement described in Item 4 to this Statement, to the best knowledge of GE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

1.     Agreement and Plan of Merger, dated as of November 12, 2003, between GE, Patriot and HPSC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of HPSC filed November 12, 2003).

2.     Voting Agreement, dated as of November 12, 2003, between GE and certain stockholders of HPSC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of HPSC filed on November 12, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 20, 2003.

GENERAL ELECTRIC COMPANY

By:	/s/ Robert E. Healing
Name: Robert E. Healing
Title: Corporate Counsel and Associate Secretary

EXHIBIT INDEX

1.               Agreement and Plan of Merger, dated as of November 12, 2003, between GE, Patriot and HPSC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of HPSC filed November 12, 2003).

2.               Voting Agreement, dated as of November 12, 2003, between GE and certain stockholders of HPSC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of HPSC filed on November 12, 2003).

SCHEDULE A

GENERAL ELECTRIC COMPANY

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.I. Cash, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

A. M. Fudge	Young & Rubicam, Inc. 285 Madison Avenue New York, NY 10017	Chairman and Chief Executive Officer, Young & Rubicam, Inc.

C.X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer General Electric Company

A. Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	President and Chief Executive Officer, Avon Products, Inc.

A.G. Lafley	The Proctor & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company

K.G. Langone	Invemed Associates, Inc. 375 Park Avenue New York, NY 10152	Chairman, President and Chief Executive Officer, Invemed Associates, Inc.

R.S. Larsen	Johnson & Johnson 100 Albany Street; Suite 200 New Brunswick, NJ 08901	Former Chairman of the Board and Chief executive Officer, Johnson & Johnson

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

R.B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide

S. Nunn	King & Spalding 191 Peachtree Street, N.E. Atlanta, Georgia 30303	Partner, King & Spalding

R.S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation

G. L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company

A.C. Sigler	Champion International Corporation 1 Champion Plaza Stamford, CT 06921	Retired Chairman of the Board and CEO and former Director, Champion International Corporation

R.J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting

D.A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 345 Park Avenue New York, NY 10154	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank, and Morgan Guaranty Trust Company

R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship
C. X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

J.R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer

P.D. Ameen	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Comptroller

F. Beccalli	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - GE Europe

C.T. Begley	General Electric Company 2901 East Lake Road Erie, PA 16531	Vice President - GE Transportation Systems

D.L. Calhoun	General Electric Company 1 Neumann Way Cincinnati, OH 05215	Senior Vice President - GE Aircraft Engines

J.P. Campbell	General Electric Company Appliance Park Louisville, KY 40225	Vice President - GE Consumer Products

W.H. Cary	General Electric Company [3135 Easton Turnpike] [Fairfield, CT 06828]	Vice President - Financial Planning and Analysis

K.A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer

W.J. Conaty	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Human Resources

D.D. Dammerman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.

S.C. Donnelly	General Electric Company One Research Circle Niskayuna, NY 12309	Senior Vice President - GE Global Research

M.D. Fraizer	General Electric Company 6620 W. Broad Street Richmond, VA 23230	Senior Vice President - GE Insurance

Y. Fujimori	General Electric Company 21 Mita 1-chome Meguro-Ku 3d Floor Alto Tokyo, Japan 153-0062	Senior Vice President - GE Asia

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

A.H. Harper	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Equipment Management

B.W. Heineman, Jr.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - General Counsel and Secretary

J.M. Hogan	General Electric Company P.O. Box 414 Milwaukee, WI 53201	Senior Vice President - GE Medical Systems

R.A. Jeffe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development

J. Krenicki	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	Senior Vice President - GE Plastics

M.A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - GE Commercial Finance

D.R. Nissen	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Senior Vice President - GE Consumer Finance

J.A. Parke	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Senior Vice President - General Electric Company, Vice Chairman, GE Capital Corporation

R.R. Pressman	General Electric Company 5200 Metcalf Avenue Overland Park, KS 66501	Senior Vice President - Employers Reinsurance Corporation

G.M. Reiner	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Chief Information Officer

J. G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Senior Vice President - GE Power Systems

G.L. Rogers	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of the Board and Executive Officer

K.S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Finance and Chief Financial Officer

NAME	PRESENT BUSINESS ADDRESS		PRESENT PRINCIPAL OCCUPATION

L.G. Trotter	General Electric Company 41 Woodford Avenue Plainville, CT 06062		Senior Vice President - GE Industrial Systems

R.F. Wacker	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828		Vice President - Corporate Investor Relations

W. A. Woodburn	General Electric Company 187 Danbury Road Wilton, CT 06897		Senior Vice President - GE Specialty Materials

R. C. Wright	National Broadcasting Company, Inc. 30 Rockefeller Plaza New York, NY 10112		Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, National Broadcasting Company, Inc.

Citizenship
	Ferninando Beccalli	Italy
	Yoshiaki Fujimori	Japan
	All Others	U.S.A.